UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ELOXX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

29014R103

(CUSIP Number)

Bas Vaessen

c/o LSP

Johannes Vermeerplein 9

1071 DV Amsterdam, the Netherlands

+31 20 664 55 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 3021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 29014R103	Page 1 of 4 Pages

1	Names of Reporting Persons LSP V Coöperatieve U.A
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,953,673
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,953,673

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,673
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person OO

13D
CUSIP No. 29014R103	Page 2 of 4 Pages

1	Names of Reporting Persons LSP V Management B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,953,673
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,953,673

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,673
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person OO

13D
CUSIP No. 29014R103	Page 3 of 4 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 29, 2017, as amended by Amendment No. 1 filed on March 13, 2020 (the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Eloxx Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 86,252,365 shares of Common Stock outstanding as of December 31, 2021, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
LSP V Coöperatieve U.A.	2,953,673	3.4%	0	2,953,673	0	2,953,673
LSP V Management B.V	2,953,673	3.4%	0	2,953,673	0	2,953,673

LSP V is the record holder of 2,953,673 shares of Common Stock of the Issuer. LSP V Management B.V. is the sole director of LSP V. The managing directors of LSP V Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP V Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the shares of Common Stock held of record by LSP V.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) This amendment is being filed to disclose that, as of December 31, 2021, the Reporting Persons no longer beneficially own more than five percent of the outstanding Common Stock of the Issuer.

13D
CUSIP No. 29014R103	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

LSP V Coöperatieve U.A.

By:	/s/ Martijn Kleijwegt and R.R. Kuijte
Name:	Martijn Kleijwegt and R.R. Kuijte
Title:	Directors

LSP V Management B.V.

By:	/s/ Martijn Kleijwegt and R.R. Kuijte
Name:	Martijn Kleijwegt and R.R. Kuijte
Title:	Directors